Exhibit 99.1

Code of Conduct

Revised May 2018

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I.	Introduction

At Westport Fuel Systems Inc. and its subsidiaries (the “Company” or “Westport Fuel Systems”), we expect all Westporters to act in a clear ethical manner and to comply with all applicable laws and regulations at all times.

II.	Purpose

The Code of Conduct (“the Code”) reflects our commitment to a culture of honesty, integrity, and accountability and outlines the basic principles and policies with which every Westporter is expected to comply. It is the Company’s intent that we maintain the highest standards of behaviour while conducting the Company’s business.

III.	Application

The Code applies to everyone in the Company, including directors, officers, employees, contractors, agents and consultants who act on behalf of the Company in any business dealings (“Westporters”). The Code also applies to any Westporter working in a Westport Fuel Systems subsidiary company or joint venture. It is our duty to ensure that everyone stays in compliance and, if there is a breach, to ensure that it is immediately corrected. Joint ventures and joint venture partners are expected to have their own policies, similar in scope to the Code, as well as procedures governing compliance with such policies that are satisfactory to the Company.

All Westporters are expected to be familiar with the Code and other Company policies, which are either in effect or will be published from time to time, and adhere to the values, objectives and commitments expressed herein. Every Westporter is required to certify that they have read, understood and agreed to comply with the Code.

Although the various matters dealt with in the Code do not cover the full spectrum of employee activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from employees in all circumstances.

Every Westporter is responsible for ensuring the Code is followed at all times and is obligated to bring forward any concerns or suspected breaches to the Chief Legal Officer, or to the Ethics Hotline in circumstances permitted by the Whistleblower Policy. Team leaders and other managers are also responsible for ensuring that the Code is understood and followed by all employees, contractors and agents for whom they are directly or indirectly responsible.

No Westport Fuel Systems policy in this Code or elsewhere has any force to the extent that it would conflict with an applicable legal requirement.

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IV.	Westport Fuel Systems’ General Responsibilities To Its Stakeholders

Westport Fuel Systems’ stakeholders include our shareholders, employees, partners, customers, suppliers, governments, local communities and the environment in which Westport Fuel Systems operates. All Westporters are required to conduct themselves honestly, in good faith and with Westport Fuel Systems’ best interests in mind.

Shareholders

Our primary obligation to shareholders is to preserve and enhance the value of their investment in Westport Fuel Systems, in other words, to maximize shareholder value. Westport Fuel Systems recognizes that effectively managing stakeholder relationships significantly contributes to enhancing shareholder value. However, this commitment to enhancing shareholder value does not mean that illegal, unsafe or unethical acts will ever be condoned or justified on the grounds of the pursuit of profit; nor does it mean that other stakeholders will have their legitimate interests harmed.

Employees

Westport Fuel Systems and Westporters respect the individuality, dignity and worth of every Westporter and seek to foster a work environment that encourages, recognizes, and rewards each individual’s creativity and productivity. Westport Fuel Systems undertakes to: (i) provide a safe and healthy workplace; (ii) create and maintain a work and business environment that is free from discrimination, bullying and harassment; (iii) communicate in a forthright and timely manner information material to its employees; and (iv) respect employee privacy, including the right to have personal information treated as confidential. As further detailed in the Westport Fuel Systems Bullying and Harassment Policy, Westport Fuel Systems expressly prohibits bullying and harassment in the workplace, and any employee who engages in bullying or harassment is subject to disciplinary sanction, up to and including termination of employment.

Customers

Westporters are personally committed to satisfying Westport Fuel Systems customers by supplying products that meet or exceed our customers’ expectations in terms of product quality, value, utility and safety. It is our objective to perform all our business activities with a dedication to quality and safety, including the quality of the products we offer and the quality of our services to our customers.

Partners and Suppliers

Westport Fuel Systems will treat its partners and suppliers with respect and integrity. When contracting with a partner or supplier, Westporters will act objectively and fairly and will avoid even the appearance of impropriety or conflict of interest. Of course, we will always seek to obtain the best value for Westport Fuel Systems on the basis of price, quality and service. In any situation where there may be the appearance of impropriety, it is the duty of each and every Westporter to bring the matter to the attention of his or her immediate supervisor or senior management as soon as reasonably possible.

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Governments

Westport Fuel Systems and all Westporters are committed to deal openly and honestly with each governmental agency that has responsibility or interest in Westport Fuel Systems’ business and other affairs.

V.	Specifics of the Code

1.      Honesty and Ethical Conduct

Westporters are expected to conduct business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.      Fair Dealing

All Westporters are to treat fairly and with respect those with whom we have dealings; including all persons and suppliers, customers, stakeholders, and member of the communities in which the Company carry on its operations.

3.      Communities and the Environment

As a responsible corporate citizen, the Company encourages everyone to contribute positively to the communities to minimize the environmental impact of our operations and/or products by going above and beyond legal requirements. Westporters are expected to help identify or report those activities that may adversely affect the environment.

4.      Employment Policies

Westport Fuel Systems is committed to the principles of equality and rewarding excellence to one’s demonstrated ability and potential. The Company is committed to maintain the high levels of employee motivation and excellent reputation as a great place to work. The Company’s work environment is based on all Westporters demonstrating mutual trust, respect and concern for the safety and well being of all, exemplified by the employment policies that can be found on the Human Resources page of the Company intranet.

5.      Compliance with Laws, Rules and Regulations, Domestic and Foreign, Recusal Requirements

All Westporters are committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which we do business. If there appears to be a jurisdictional conflict in such laws, rules or regulations, or if a Westporter is otherwise in doubt about the application of any legal requirements, the matter should be referred to senior management or the Company’s Legal Department. Ignorance of the law is not an excuse. Westporters must diligently seek to avoid conduct which might be interpreted as being in violation of laws governing the affairs of the Company in any jurisdiction where we carry on business.

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Westporters who become aware of any non-compliance with applicable laws, rules and regulations will report such non-compliance to the Chief Legal Officer or through the Whistleblower Hotline

Compliance with applicable laws requires, among other things, that careful attention to be paid to international trade sanctions, controls, and embargoes. In some cases, compliance with these sanctions, controls and embargoes may require additional actions by Westporters in certain business departments. For example:

-	if you are responsible for a Westport Fuel Systems export, you should check the export classification of the product, software or technology prior to export to determine whether special authorization is required;
-	you should screen your transactions against all applicable rules that restrict transactions with certain sanctioned countries, persons and prohibited end uses and you should follow any Westport Fuel Systems procedures that are put into place for such screening;
-	you should screen business partners, suppliers and parties involved in your international transactions against government provided watch-lists and you should follow any Westport Fuel Systems procedures that are put into place for such screening.

It is the policy of the Company to cooperate with all government investigations. You must promptly notify the Legal Department of any government investigation or inquiries from government agencies concerning Westport Fuel Systems.

In keeping with this policy, any Westporter who is a U.S. person (U.S. citizen, legal permanent residents, or persons present in the United States) shall recuse themselves from any decision regarding any activity involving:

-	a country or jurisdiction subject to comprehensive U.S. sanctions (currently Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine);

-	Russia or a Russian-organized entity;

-	Venezuela or a Venezuela-organized entity;

-	or any individual or entity on the List of Specially Designated Nationals and Blocked Persons ("SDN" List) maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control or any entity owned 50 percent or more by such an individual or entity.

As a precaution against inadvertent violations of the recusal requirements described in the paragraph above, Westporters who are U.S. persons shall be absent from any discussion of the business activities described in the paragraph above.

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If Westporters meet by telephone for such a discussion, Westporters who are U.S. persons shall not join the call.   If Westporters exchange e-mail on such issues, Westporters who are U.S. persons shall not be included in those exchanges, and if inadvertently included on such an e-mail chain, shall refrain from responding.

6.      No Giving or Receiving of Bribes

Accepting money, gifts or other benefits from customers, suppliers and others to influence your decision is not acceptable. If you receive such an offer you must immediately report it the Chief Legal Officer. Some gifts or benefits or tokens of nominal value are acceptable with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol, provided that there is no suggestion that this benefit could affect your judgment or the proper performance of your duties. Westporters should consider the circumstances, timing, and nature of the gift when deciding whether it is appropriate to accept it. When in doubt, seek the opinion of your supervisor or the Legal Department.

Westport Fuel Systems does NOT allow the giving of gifts, favours, personal advantages, loans or benefits of any kind to current or potential suppliers, customers, partners or government agencies (or their employees), other than gifts of nominal value with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol. Any gift in this situation from Westport Fuel Systems requires pre-approval from your manager and must be of a nominal nature within generally accepted business practices.

(a)       Offers to Bribe

A mere offer or promise to pay a bribe is prohibited and will be treated under this Code with equal severity as an actual bribe.

(b)       Third Party Payments

It is also prohibited to use the services of a third party (e.g., an agent or representative) to bribe a public official, customer, supplier or partner indirectly, or to pay, offer or promise to pay anything of value to a third party to accomplish the same purpose.

(c)       Kickbacks

The Company and Westporters shall not kickback any part of any payment under a contract to an employee, agent or representative of another contracting party, including a ministry, department or other agency of a government, or to any person related to or designated by an employee, agent or representative of another contracting party.

(d)       Excessive Hospitality and Entertainment

The Company and Westporters shall not provide excessive or otherwise unreasonable hospitality or entertainment for a public official, customer, supplier or partner that could reasonably raise a concern that the recipient might use his or her official position or influence to provide any improper advantage to the Company.

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Appropriate hospitality and entertainment may be offered or provided to public officials, customers and partners provided that they are made in accordance with the guidelines described below. All such hospitality and entertainment must:

i)	be reasonable and customary under the circumstances;

ii)	not be motivated by a desire to influence inappropriately;

iii)	be tasteful and consistent with generally accepted standards for professional courtesy;

iv)	be provided openly and transparently;

v)	be given in good faith and without expectation of reciprocity;

vi)	in the case of gifts, be provided in connection with an event or occasion where a gift would be customary;

vii)	in the case of hospitality and travel, be provided in connection with a legitimate business purpose; not be provided with such regularity or frequency as to create an appearance of impropriety or undermine the purpose of this Code; and comply with the applicable law of the host country.

Product models or items bearing the company logo or other items of small dollar value are permitted.

Wherever appropriate, gifts should be made to the organization, and not to an individual.

(e)       Wilful Blindness

Westporters shall not deliberately ignore (or "turn a blind eye") to facts that may give rise to a suspicion of an improper payment. Any indications that a payment or a proposed payment may be contrary to this Code must be promptly reported to the Chief Legal Officer.

(f)       Knowledge or Suspicion of Impropriety

Westporters are required to report to the Chief Legal Officer any information that comes to their attention in relation to any actual or suspected improper payments made, offered or promised by anyone on behalf of the Company. With respect to suspected improper payments, there may be circumstances in which Westporters become aware of facts that do not in themselves disclose a potential improper payment, but that may nevertheless raise a concern or suspicion regarding the propriety of a payment or the actions of any person in relation to the Company’s business. It is impossible to describe exhaustively the circumstances that could give rise to a concern over potential improper payments. The following examples can serve to illustrate the kinds of circumstances that Westporters should be mindful of when considering the conduct of employees, agents, contractors or other third parties with whom the Company carries on business:

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i)	information comes to light regarding a bribe, bribe solicitation or other misconduct by a public official, customer, supplier or partner with whom an employee, agent or contractor has regular contact or a known relationship;

ii)	inconsistent or misleading statements are made by an employee, agent or contractor with regard to their relationships or dealings with public officials, customers, suppliers or partners;

iii)	an employee, agent, contractor or other third party undertakes to do something to or on behalf of the Company but claims that no one needs to know "specifics" or "details" of how that objective will be attained;

iv)	information comes to light that an employee, agent or representative has business or family ties with a public official, customer, supplier or partner who has dealings with the Company;

v)	an agent, contractor or other person involved in Company business makes reference to ensuring that an undisclosed person, or "a friend", must be "satisfied" or "kept happy", or words to that effect; or

vi)	an agent, contractor or other person with whom the Company does business makes veiled or cryptic references to an undisclosed "principal" or "partner."

These examples are merely illustrative. Westporters must be continually vigilant for information or conduct that may raise a concern with regard to possible improper payments and promptly report such information or conduct as required by this Code.

7.      Dealings with Public Officials

Beyond the guidelines set out in Section 6 above, in many of the jurisdictions where the Company does business there are laws relating to the prevention of corruption of public officials, which mandate additional steps to follow when dealing with public officials, as exemplified in the following paragraphs, and in any additional policies that are put into place from time to time by the Company.

(a)       Hospitality and Gifts to Public Officials

Gifts may be given to public officials as permitted by paragraph (d) of Section 6 above. However, unless approved by an Officer of the Company in the form provided in Appendix B (as may be updated by an Officer of the Company from time to time), gifts to public officials should not exceed the lower of US$100 or a predetermined limit set by an Officer of the Company for the country where the gift is to be given. Pre-approval is also required for recurring expenses, hospitality expenses unusual in nature, and expenditures incurred for the benefit of spouses, children or other relatives of a public official, or other persons referred by public officials.

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All hospitality expenses for public officials, no matter how small, must be fully and accurately reported in writing to the Chief Legal Officer or designate, indicating the names of the public official(s) and other persons who were the beneficiaries of the hospitality and must be supported by receipts and accurately recorded in the Company’s financial records.

(b)       Promotional, Demonstration and Contract Execution Expenses

Certain expenditures incurred on behalf of a public official, which are directly related to the promotion, demonstration, or explanation of products or services, or the execution or performance of a contract with a government entity, are permissible under this Policy, subject to prior approval by an Officer of the Company in the form provided in Appendix C of this Code (as may be updated by an Officer of the Company from time to time). Such payments might include travel and accommodation, training expenses, course materials and incidental items and services as may be appropriate in the circumstances. Once approved, a copy of the approved form is to be sent to the Chief Legal Officer or designate.

All expenses incurred for promotional, demonstration or contract execution purposes must be reasonable. Refreshments, meals or mementos of reasonable value that are appropriate to the qualifying activity in question, and otherwise in accordance with this Policy, may be furnished in connection with the qualifying activity.

Payment or reimbursement of expenses incurred directly by a public official in connection with a qualifying activity must never be made directly to the official but rather to the government entity involved.

8.      Retention of Agents and Representatives

The Company may retain an agent or representative to assist in providing services related to obtaining, retaining or facilitating business or business opportunities. Westporters shall undertake appropriate due diligence and take reasonable precautions to ensure that the Company forms business relationships only with reputable and qualified agents and representatives. An agent or representative retained to facilitate business with state owned entities, government agencies or who may otherwise interact with public officials on behalf of the Company may only be retained with the approval of an Officer of the Company upon submission of a report and recommendation in the form set out in Appendix D (as may be updated by an Officer of the Company from time to time).

Westporters shall take special care in the due diligence and qualification process for retaining an agent or representative whenever information or circumstances come to their attention that may raise a concern (referred to in this section as “red flags”) and therefore require further inquiry. The following list illustrates some examples of information or circumstances that require further inquiry and explanation. These and similar indications of potential concern must be fully documented and explained in a manner adequate to alleviate the concern before an agent or representative is retained. The “red flags” that can arise in the selection process include the proposed agent or representative:

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(i)	having a poor reputation;

(ii)	being recommended by a public official or customer, requesting unreasonable compensation;

(iii)	refusing to comply with this Code;

(iv)	asking to remain anonymous;

(v)	refusing to submit itemized invoices;

(vi)	having close ties with a government official;

(vii)	requesting payment in a country different from their home country or the country where the services were provided; and,

(viii)	asking for payment made out to “cash” or “bearer”.

Every agent or representative retained by the Company shall contractually undertake to act in accordance with all applicable laws. An agent or representative must not be a public official. As a general rule, the Company’s relationship with an agent or representative should be disclosed to the government ministry, department, agency or other entity with which the Company is seeking to do business. Where required, the agent or representative may need to register as a Lobbyist.

Payments to an agent or representative shall only be made upon presentation of a written invoice in accordance with the agent’s or representative’s agreement with the Company.

9.      Political and Charitable Contributions

Political contributions by the Company are prohibited in all circumstances.

Westport Fuel Systems does not as a matter of policy make charitable donations. In exceptional cases, the Company’s management may determine that a charitable contribution may be made with the prior written approval of an authorized Officer of the Company following a determination that the contribution is being made in good faith, with a charitable purpose that is in alignment with Westport Fuel Systems’ business, and will not be diverted to any improper purpose.

10.  Integrity of Books and Records

The Company shall maintain books, records, and accounts with respect to all expenditures made in the course of its business activities, in reasonable detail to ensure that they accurately and fairly reflect the transactions in question. Falsification, inaccurate recording, or manipulation of books and records to mask transactions will result in disciplinary action against any Westporter who is found to engage in such conduct.

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No asset, liability or transaction is ever to be concealed from management, internal or external auditors or other persons, including governmental, regulatory and tax authorities. Any deception or other improper circumvention of generally accepted accounting standards is also prohibited. Westporters are encouraged to question and required to report any transactions that appear to be contrary to these established policies.

11.  Protection and Proper Use of Company Assets

All Westporters have an obligation to protect the Company’s assets and resources, including both physical and non-physical assets. Physical assets include, but are not limited to: electronic email, computer systems, vehicles, facilities and their infrastructure, equipment, materials, and corporate credit cards. Non-physical assets including knowledge of opportunities, Westport Fuel Systems’ name, confidential information, unpublished technical reports, customer lists and other original compilations of information, business strategies and other management and business information, as well as intellectual property.

Theft, carelessness and waste have a direct impact on the Company’s profitability. Any use of the Company assets for purposes other than the discharge of Westport Fuel Systems business or for pre-approved incidental purposes is prohibited.

12.  Competitive Business Practices

Westporters are to refrain from disparaging competitors or their products and should not improperly seek competitor’s confidential information nor take improper or unlawful advantage of others in our business dealings. Westporters may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Westporters will conduct themselves to comply in all respects with competition laws, for example, in matters relating to:

(i)	anti competitive agreements and conspiracies such as price fixing, bid-rigging and market allocation;

(ii)	pricing practices such as price maintenance, price discrimination or predatory pricing;

(iii)	restrictive trade practices, such as abuse of dominance, exclusive dealing, tied selling and market restrictions;

(iv)	mergers; and

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(v)	false or misleading representations and deceptive marketing practices.

13.  Communication with Media and Other Outsiders

Only authorized personnel are allowed to speak on the Company’s behalf to the media or to outside agencies such as governments or the investment community. All Westporters are required to read and understand Westport Fuel Systems’ Disclosure Policy, which can found on the employee intranet. All inquiries for information should be referred to our Investor Relations and Communications Group.

14.  Internal Controls and the Authority to Make Westport Fuel Systems Commitments

Commitments to enter into any business arrangement, including contracts to provide services or to spend funds, must be approved in accordance with applicable Company policies. Bypassing these internal controls by engaging in unauthorized business activities is strictly prohibited. All business commitments must also be visible to Westport Fuel Systems’ Finance and Legal departments to ensure the accuracy of our financial books and records.

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15.  Financial Management

Ethical conduct in the practice of financial management and all activities that impact on the financial results of Westport Fuel Systems is most important in corporate governance and financial reporting. Westporters in Financial Management roles are uniquely positioned and empowered to ensure that Westport Fuel Systems’ and its stockholders’ interests are appropriately balanced, protected and preserved. Such personnel will provide full, fair, accurate, complete, objective, and timely financial disclosures in documents filed or submitted to the securities regulatory authorities, any other government agency or self-regulatory organization, or used in public communications.

16.  Conflict of Interest

All Westporters must act in the best interests of the Company at all times. A conflict of interest exists where the interests or benefits of a person conflict with such person’s ability to act in the best interests of the Company. Westporters must not engage in, or give the appearance of engaging in, an activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of the Company, unless they have been approved or waived in writing by the Company.

Certain situations of conflict of interest are clear and unambiguous. It is impossible to list all of the ways in which conflicts may arise and to identify the best way of handling each one until the matter has arisen. Any person who is aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of senior management, an Officer or a member of the Audit Committee.

You should avoid even the appearance of a conflict of interest in your relationships with competitors. You may not:

-	provide compensated or uncompensated services to a competitor, except for services rendered under a valid Westport Fuel Systems contract with the competitor;
-	disclose any Company proprietary information to a competitor, unless a nondisclosure agreement executed by Westport Fuel Systems and the competitor is in place; or
-	utilize for any unauthorized purposes or disclose to a competitor or other third-party any proprietary data that has been entrusted to the Company by a customer or supplier.

A conflict of interest can also arise because of the business activities of your close relations. For example, you may have a potential conflict of interest whenever a close relative has a significant relationship with, or has a significant financial interest in, any supplier, customer or competitor of the Company. As such, you may not make or attempt to influence any decision of the Company that could directly or indirectly benefit any of your close relatives. To protect you and the Company from the appearance of a conflict of interest, you should make appropriate disclosure of the interest through the Chief Legal Officer.

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Westport Fuel Systems’ suppliers and distributors must be selected on the basis of objective criteria, such as quality, price, technical excellence, service reputation and production/service capacity.

17.  Use of Position

Westporters must never use or attempt to use his or her position at the Company to obtain any improper personal benefits or opportunities for financial gain for himself or herself, family members business associates or friends, through the use of corporate information, resources, property, or misrepresentation of their position or the Company.

18.  Management Override

No Westporter who exercises supervision or has influence over another Westporter shall direct, request or encourage that other person to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, override any internal control or other policy and procedure of Westport Fuel Systems or any applicable law. Westporters are required to immediately report to the Chief Legal Officer any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure of Westport Fuel Systems or any applicable law.

19.  Confidentiality of Company Information

Westporters have access to Company information, and that of our business partners, which is sensitive, confidential and extremely valuable. This information includes customer information, company strategies, financial and competitive information, and other forms of confidential or non-public information, including intellectual property such as technical know-how and processes and other trade secrets. The unauthorized release of this type of information is potentially very harmful to the Company and its stakeholders. In some cases disclosure is illegal. Westporters must therefore use extreme care when dealing with confidential or sensitive information. Unless otherwise authorized by Company’s Legal Department or a senior officer of the Company, such information shall not be released to anyone outside of the Company who is not authorized or legally entitled to receive it. Westporters must take all practical measures required to preserve the confidentiality of such information.

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20.  Insider Trading and Other Securities Issues

Westporters must not personally exploit any financial opportunity on the basis of any confidential information derived by reason of being an employee or contractor of Westport Fuel Systems. This includes trading in Westport Fuel Systems shares or any other company’s securities. Westporters are required to read and understand Westport Fuel Systems’ Trading Policy, which can found on the employee intranet.

By law, no person or entity is permitted to trade securities of Westport Fuel Systems or of any other company when they have undisclosed material information about that company that could, if disclosed, have an effect on the market price of those securities. Westporters must not disclose such information to any outsider, including members of their family and friends. Such actions are very serious offences and anyone who becomes aware of any leak of confidential information must report this immediately to the Company’s Chief Legal Officer. Securities laws and other legislation in Canada, the United States and various other jurisdictions, including the Canadian Criminal Code, provide for imprisonment and significant fines in cases of a breach of these rules.

VI.	Waiver of the Code

Any amendment, modification and waiver of this Code for the benefit of directors or executive officers must be approved by the Westport Fuel Systems’ board of directors and must be disclosed in the appropriate filings with the applicable securities regulatory authorities.

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VII.	Enforcement of the Code

Contravention of the Code may result in disciplinary action that could include dismissal or termination of the contractual relationship. More serious breaches may result in civil action on behalf of Westport Fuel Systems, and possible criminal prosecution by the appropriate authorities.

VIII.	Reporting of a Violation of the Code

The Company is committed to building and maintaining a good reputation in the market through the ethical behaviour of our personnel and the proper and effective functioning of our accounting and internal control system.

Westporters can report concerns, breaches and suspected breaches of the Code in one of the following ways:

1.	By Mail:
Westport Fuel Systems Inc.
Chief Legal Officer
Suite 101, 1750 West 75th Avenue
Vancouver, BC V6P 6G2
Canada

2.	By Telephone:
Chief Legal Officer: +1 604-718-2000

3.	By E-Mail:
legal@westport.com

IX.	Whistleblower Policy

The Whistleblower Policy is available to anyone who would like to report in a confidential and anonymous manner any violations or potential violation of the Code or other serious issues as set out in that Policy. The Whistleblower Policy can be found on the Company’s website under Corporate Governance and it is also available on the Company’s intranet - Westport Fuel Systems INFOZONE under Whistleblower Policy / Ethics Hotline. Reports to the Ethics Hotline can be made in one of the following ways:

1.	By Telephone:
Ethics Hotline: 1-604-718-2070

2.	By Email:
alert@westport.com

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APPENDIX A

Westport Fuel Systems Compliance Certificate

I have read the Westport Fuel Systems Code of Conduct, the Disclosure Policy, and the Insider Trading Policy, in their entirety, and I understand and agree to comply with these policies.

I am aware of where I can find Westport Fuel Systems’ additional corporate policies on the Company intranet. I agree to take it upon myself to read them and agree to comply with them.

I promise to act in an ethical manner, in compliance with all applicable laws and regulations, and in the best interests of Westport Fuel Systems with honesty, integrity and fairness at all times.

I agree that I am responsible for complying with the Code and I understand that I am expected to take all necessary and reasonable steps to ensure that the Code is followed and complied with.

If I become aware of a breach of the Code, I will promptly bring my concerns forward to the Chief Legal Officer, or report them to the Ethics Hotline as permitted by the Whistleblower Policy.

(Signed)

Date

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APPENDIX B

Request for Authorization - Hospitality and Entertainment Expense

Requestor

Date:

Name of Requestor:

Project:

Public Official(s)

Name of the Public Official(s):

Agency and Title of the Official(s):

Names and relationship of other persons, if any, who will benefit from the hospitality to the Public Official(s);

Description and Justification for the Proposed Hospitality

Describe the nature of the hospitality that is being proposed:

Provide the justification for offering the hospitality in question:

Provide the cost of the hospitality (including an itemization of the various components):

Explain why the expenditure is reasonable in the circumstances:

APPROVED:

____________________________
[Title]

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APPENDIX C

Request for Authorization – Promotional, Demonstration and Contract Execution Expense

Date of Request:	Name of Requestor:

Project:

Name of the Public Official(s):	Agency and Title of the Official(s):

Names and relationship of other persons, if any, who will benefit from the hospitality to the Public Official(s);

Description and Justification for the Proposed Expenditure

Describe the nature of the expenditure that is being proposed:

Describe how the expenditure is related to the promotion, demonstration or explanation of the Company’s products, or to the execution or performance of a Company contract with the government or agency that employs the Public Official to whom the expenditure is directed:

Explain why the named official is an appropriate beneficiary of the expenditure in light of its justification:

Provide a detailed summary of the cost of the expenditure (including an itemization of the cost of different components):

Explain why the expenditure is reasonable in the circumstances:

APPROVED:_________________________

[Title]

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APPENDIX D

WESTPORT - DUE DILIGENCE QUESTIONNAIRE

1.	Identification

1.1	Name of company or individual:

1.2	If a company, does your company do business under other names?

☐ Yes ☐ No

1.3	If yes, list names.

1.4	Business address (principal place of business and mailing address if different):

1.5	Telephone, Fax, Email, Website details

1.6	Name and title of person filling out this questionnaire:

1.7	When was your company or business incorporated?

2.	Business Information

2.1	Previous name of company (if name changed in last 3 years)

2.2	Number of years in business

2.3	Number of employees

☐ 0 to 5  ☐ 6 to 20   ☐ 20+

2.4	Describe your principal lines of business, including but not limited to the current business partners represented.

2.5	Annual revenue range over the last 3 years

☐ less than USD 1 million   ☐ USD 1 to 10 million   ☐ USD 10 to 50 million   ☐ USD 50+ million

2.6	Please provide contact information of business references.

3.	Ownership and Management

3.1	provide the names of your principal shareholders, partners or beneficial owners (if your direct owner is a company, list the ultimate beneficial owners):

3.2	List the names of all officers, directors, and senior managers of the company:

3.3	Do you or any of the persons listed at 3.1/3.2 hold director, officer or other senior management positions with other companies or entities?

☐ Yes   ☐ No

3.4	If yes, indicate the name of each company, the title of the relevant person and a brief description of the business activities of the companies concerned:

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3.5	Have you, your company or any of the persons listed at 3.1/3.2 ever been charged with a criminal offence?

☐ Yes   ☐ No

3.6	If yes, provide details:

3.7	Have you, your company, any of the individuals listed at 3.1/3.2, or any other companies that you or such individuals have been involved with, ever been subject to non-routine governmental inquiries, investigations, criminal proceedings, regulatory or enforcement actions?

☐ Yes   ☐ No

3.8	If yes, provide details (including the investigating authority, dates, nature of the investigation or proceeding, and the outcome):

4.	Qualifications

4.1	Please provide a statement of your company's qualifications/experience for the proposed business opportunity:

5.	Government Relationships

5.1	To your knowledge are you, any of the individuals listed above, or any of your company’s shareholders, partners, beneficial owners, officers, directors, or senior managers:

(i)	Current officials of any political party or any government, including any government ministry, agency or government-owned or controlled enterprise or international organization.

☐ Yes   ☐ No

(ii)	Relatives or close business associates of any such officials?

☐ Yes   ☐ No

(iii)	Past officials of any government agency, enterprise, or political party

☐ Yes   ☐ No

(iv)	Involved in any business relationship (including acting as an agent or consultant for or holding common ownership of any business enterprise or partnership) with any current official (or close family member or close business associate) of the government, including any government ministry, agency or government-owned or controlled enterprise

☐ Yes   ☐ No

5.2	If the answer to any of (i) through (iv) is yes, please provide relevant details.

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Certification

The undersigned, being duly authorized to respond to this questionnaire, and to certify as to the matters set forth below, hereby certifies that:

•	to the best of my knowledge, all information set forth in this response is correct and complete; and
•	the undersigned represents and warrants that he or she and the company or organisation and its representatives comply at all times with all applicable laws and regulations, and have not and will not directly or indirectly, pay, offer, promise to pay or authorize the payment of, any monies or financial or other advantage in violation of anti-corruption laws (including, without limitation, the UK Bribery Act 2010, the US Foreign Corrupt Practices Act 1977, the Canadian Corruption of Foreign Public Officials Act and any applicable local laws)

Signed: ___________________________________   Date: ____________________

(Name and Title)

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